EXHIBIT 11


                                Auditor's Consent


The Board of Trustees of
     The Flex-funds, Mutual Fund Portfolio,
     Growth Stock Portfolio, Utilities Stock
     Portfolio, Bond Portfolio, and Money
     Market Portfolio:

We consent to the use of our reports included herein dated January 31, 1997 on the financial statements of The Flex-funds (comprising The Muirfield, Growth, Total Return Utilities, U.S. Government Bond, and Money Market Funds), the Mutual Fund Portfolio, Growth Stock Portfolio, Utilities Stock Portfolio, Bond Portfolio and Money Market Portfolio as of December 31, 1996 and for the periods indicated therein and to the references to our firm under the headings "Financial Highlights" in each prospectus and "Auditor" in the Statement of Additional Information.

                                            KPMG Peat Marwick LLP



Columbus, Ohio
April 29, 1997